The Influence Board
Balance Sheet
As of December 31, 2023

		Total	
	As of Dec 31, 2023	As of Dec 31, 2022 (PY)	Change
ASSETS			
Current Assets			
Bank Accounts			
10100 US Bank Operating	$ 30,483	$ 160,475	$ (129,992)
10200 US Bank Escrow	$ 16,936	$ 13,100	$ 3,836
Total Bank Accounts	**$ 47,419**	**$ 173,575**	**$ (126,156)**
Accounts Receivable			
12000 Accounts Receivable	$ 21,000	$ 70,000	$ (49,000)
Total Accounts Receivable	**$ 21,000**	**$ 70,000**	**$ (49,000)**
Other Current Assets			
12100 Prepaid Expenses	$ 1,672	$ -	$ 1,672
Total Other Current Assets	**$ 1,672**	**$ -**	**$ 1,672**
Total Current Assets	**$ 70,091**	**$ 243,575**	**$ (173,484)**
Other Assets			
19300 Software Development	$ 1,092,124	$ 912,807	$ 179,317
19310 Accum Amort - Web Dev	$ (353,486)	$ (250,868)	$ (102,618)
Total Other Assets	**$ 738,638**	**$ 661,939**	**$ 76,699**
TOTAL ASSETS	**$ 808,729**	**$ 905,513**	**$ (96,784)**
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable			
23000 Accounts Payable	$ 64,940	$ 67,310	$ (2,370)
Total Accounts Payable	**$ 64,940**	**$ 67,310**	**$ (2,370)**
Credit Cards			
24000 TIB Cash Flow Mgr (6474) - 1	$ 24,855		$ 24,855
Total Credit Cards	**$ 24,855**	**$ -**	**$ 24,855**
Other Current Liabilities			
23200 Due to Jay Allen	$ -	$ 40,807	$ (40,807)
23300 Payroll Liabilities	$ -	$ -	$ -
23310 Federal Taxes (941/944)	$ 12,379	$ 4,670	$ 7,709
23320 Federal Unemployment (940)	$ 252	$ 168	$ 84
23330 CO Income Tax	$ 4,187	$ 1,817	$ 2,370
23340 CO Unemployment Tax	$ 277	$ 502	$ (225)
23350 CO Paid Family and Medical Leave	$ 572		$ 572
23360 Medical Insurance - SimplyInsured	$ 3,130		$ 3,130
23370 Accrued Wages	$ 87,210		$ 87,210
23380 Vestwell Integration - State IRA Contributions	$ 288		$ 288

Total 23300 Payroll Liabilities	$	108,294	$	7,157	$	101,137
23400 Deferred Meeting Fees	$	29,369	$	28,922	$	447
Total Other Current Liabilities	$	137,663	$	76,886	$	60,777
Total Current Liabilities	$	227,458	$	144,196	$	83,262
Long-Term Liabilities						
24200 Crowdfunding Note	$	204,000			$	204,000
24500 Convertible Notes	$	125,000	$	125,000	$	-
24510 Accrued Interest	$	34,603	$	27,103	$	7,500
Total Long-Term Liabilities	$	363,603	$	152,103	$	211,500
Total Liabilities	$	591,061	$	296,299	$	294,762
Equity						
30000 Common Stock	$	3	$	3	$	-
30200 Retained Earnings	$	(1,017,190)	$	(737,239)	$	(279,951)
32000 Additional Paid In Capital	$	1,821,814	$	1,626,401	$	195,414
Net Income	$	(586,960)	$	(279,951)	$	(307,009)
Total Equity	$	217,668	$	609,214	$	(391,546)
TOTAL LIABILITIES AND EQUITY	$	808,729	$	905,513	$	(96,784)

The Influence Board
Profit and Loss
January - December 2023

	Total		
	Jan - Dec 2023	Jan - Dec 2022 (PY)	Change
Income			
41000 Meeting Fees Provided by Vendors	$ 58,663	$ 36,620	$ 22,044
42000 Premium Service Fees	$ 405,900	$ 267,452	$ 138,448
43000 Impact Sponsorships	$ 2,500	$ 30,000	$ (27,500)
47000 Administrative Fee	$ 10,311	$ 6,196	$ 4,115
Total Income	**$ 477,374**	**$ 340,267**	**$ 137,106**
Cost of Goods Sold			
50600 Merchant Card Fee	$ 2,640	$ 777	$ 1,863
50650 QuickBooks Payments Fees	$ 4,517	$ 392	$ 4,125
51000 Event Cost - Facility		$ 310	$ (310)
53000 Meeting Fees Provided to Charities	$ 60,100	$ 36,438	$ 23,663
54000 Lead Generation Services	$ 135,096		$ 135,096
Total Cost of Goods Sold	**$ 202,354**	**$ 37,916**	**$ 164,437**
Gross Profit	**$ 275,020**	**$ 302,351**	**$ (27,331)**
Expenses			
60000 Payroll Expenses			$ -
60010 Officer Wages		$ 60,001	$ (60,001)
60015 Wages	$ 409,752	$ 96,000	$ 313,752
60020 Payroll Taxes	$ 27,620	$ 10,307	$ 17,313
60040 Company Contributions			$ -
60041 Health Insurance	$ 12,974		$ 12,974
Total 60040 Company Contributions	**$ 12,974**	**$ -**	**$ 12,974**
Total 60000 Payroll Expenses	**$ 450,346**	**$ 166,308**	**$ 284,039**
60500 Accounting Expense	$ 15,630	$ 5,106	$ 10,524
60600 Consulting	$ 152,236	$ 188,682	$ (36,446)
62000 Bank Charges/Merchant Fees	$ 582	$ 430	$ 152
71000 Insurance Exp - Gen Liab	$ 6,446	$ 3,283	$ 3,163
71500 Interest Expense	$ 2,291		$ 2,291
71510 Financing Costs	$ 10,344		$ 10,344
75000 Legal Expense	$ 1,194	$ 4,149	$ (2,955)
75500 Licenses Expense	$ 10	$ 10	$ -
76000 Marketing Expense	$ 31,154	$ 56,677	$ (25,523)
76500 Meals & Entertainment Exp	$ 1,317	$ 1,784	$ (466)
78000 Office Supplies & Maint Exp	$ 7,042	$ 1,123	$ 5,919
79000 Postage & Delivery Exp	$ 46	$ 48	$ (1)
81500 Repairs & Maintenance Exp		$ 500	$ (500)
83000 Telecommunication Expense	$ 4,951	$ 4,231	$ 720
83500 Travel Expense	$ 11,209	$ 1,886	$ 9,323
83550 Parking	$ 684	$ 12	$ 672

Total 83500 Travel Expense	$	**11,893**	$	**1,898**	$	**9,995**
86500 Website Maintenance Exp	$	18,939	$	2,968	$	15,972
86550 Website Hosting	$	8,243	$	5,882	$	2,362
86600 CRM Maintenance	$	29,196	$	40,442	$	(11,246)
Total Expenses	$	**751,862**	$	**483,521**	$	**268,342**
Net Operating Income	$	**(476,842)**	$	**(181,170)**	$	**(295,673)**
Other Expenses						
92000 Amortization	$	102,618	$	91,281	$	11,337
94000 Interest Conv Notes	$	7,500	$	7,500	$	-
Total Other Expenses	$	**110,118**	$	**98,781**	$	**11,337**
Net Other Income	$	**(110,118)**	$	**(98,781)**	$	**(11,337)**
Net Income	$	**(586,960)**	$	**(279,951)**	$	**(307,009)**

The Influence Board
Statement of Cash Flows

	2021	2022	2023
OPERATING ACTIVITIES			
Net Income	$ (198,738)	$ (279,951)	$ (586,960)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
12000 Accounts Receivable	$ (4,000)	$ (56,000)	$ 49,000
12100 Prepaid Expenses	$ (10,000)	$ 10,000	$ (1,672)
13100 Intercompany:Intercompany CXON	$ 20,000	$ (20,000)	$ -
13600 Intercompany:Intercompany CXOI	$ -	$ -	
19310 Accum Amort - Web Dev	$ 85,404	$ 91,281	$ 102,618
23000 Accounts Payable	$ 5,461	$ 28,370	$ (2,370)
24000 Line of Credit		$ -	$ 24,855
23200 Due to Jay Allen	$ (15,000)	$ (39,000)	$ (40,807)
23310 Payroll Liabilities:Federal Taxes (941/944)	$ 153	$ 4,517	$ 7,709
23320 Payroll Liabilities:Federal Unemployment (940)	$ -	$ 42	$ 84
23330 Payroll Liabilities:CO Income Tax	$ 48	$ 1,769	$ 2,370
23340 Payroll Liabilities:CO Unemployment Tax	$ 62	$ 440	$ (225)
23350 Payroll Liabilities:CO Paid Family and Medical Leave			$ 572
23360 Payroll Liabilities: Medical Insurance - Simply Insured			$ 3,130
23370 Payroll Liabilities: Accrued Wages			$ 87,210
23380 Payroll Liabilities: CO Vestwell State IRA contributions			$ 288
23400 Deferred Meeting Fees	$ 16,930	$ 11,992	$ 447
Direct Deposit Payable	$ -	$ -	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 99,058	$ 33,410	$ 233,207
Net cash provided by operating activities	$ (99,680)	$ (246,541)	$ (353,753)
INVESTING ACTIVITIES			
19150 Branding	$ -	$ -	
19300 Software Development	$ (112,203)	$ (58,767)	$ (179,317)
19350 Patent	$ -	$ -	
Net cash provided by investing activities	$ (112,203)	$ (58,767)	$ (179,317)
FINANCING ACTIVITIES			
24100 PPP Loan	$ (17,573)	$ -	$ -
24200 Crowdfunding Note			$ 204,000
24510 Accrued Interest	$ 7,500	$ 7,500	$ 7,500
30000 Common Stock	$ 1	$ -	$ 1
30200 Retained Earnings	$ -	$ -	$ -
32000 Additional Paid In Capital	$ 244,999	$ 437,999	$ 195,414
Net cash provided by financing activities	$ 234,927	$ 445,499	$ 406,915
Net cash increase for period	$ 23,044	$ 140,191	$ (126,155)
Cash at beginning of period	$ 10,338	$ 33,382	$ 173,573
Cash at end of period	$ 33,382	$ 173,573	$ 47,419

Thursday, Mar 30, 2023 07:33:27 AM GMT-7

Influence Board
Statement of Changes in Equity
12/31/2023

	12/31/2020		12/31/2021		12/31/2022
Opening Balance of Equity as of:		$	404,901	$	451,163
Common Stock and Additional Paid in Capital:					
Opening Balance as of:		$	943,402	$	1,188,402
Stock Issued		$	245,000	$	438,000
Stock Based Compensation					
Closing Balance as of:	$ 943,402	$	1,188,402	$	1,626,402
Retained Earnings:					
Opening Balance as of:		$	(538,501)	$	(737,239)
Net Income		$	(198,738)	$	(279,951)
Dividends Declared					
Closing Balance of Equity:	$ (538,501)	$	(737,239)	$	(1,017,190)
Total Equity Balance	$ 404,901	$	451,163	$	609,212

	12/31/2023
$	609,212
$	1,626,402
$	195,414
$	**1,821,817**
$	(1,017,190)
$	(586,960)
$	**(1,604,149)**
$	**217,668**